Exhibit 99.1

ASUR Reports 3Q23 Financial Results

Total passenger traffic in 3Q23 increased 3.4% YoY

Mexico City, October 23, 2023 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and nine-month month periods ended September 30, 2023.

3Q23 Highlights1

Table 1: Financial & Operational Highlights [1]
	Third Quarter		% Chg
	2022	2023
Financial Highlights
Total Revenue	6,294,804	6,338,851	0.7
Mexico	4,576,444	4,598,604	0.5
San Juan	1,001,545	1,061,755	6.0
Colombia	716,815	678,492	(5.3)
Commercial Revenues per PAX	116.5	116.5	0.0
Mexico	140.7	135.9	(3.4)
San Juan	161.3	139.2	(13.7)
Colombia	37.3	43.4	16.5
EBITDA	4,067,015	4,198,452	3.2
Net Income	2,678,375	2,807,143	4.8
Majority Net Income	2,546,504	2,709,532	6.4
Earnings per Share (in pesos)	8.4883	9.0318	6.4
Earnings per ADS (in US$)	4.8748	5.1869	6.4
Capex	548,227	367,356	(33.0)
Cash & Cash Equivalents	13,917,369	16,917,191	21.6
Net Debt	2,180,725	(4,530,686)	n/a
Net Debt/ LTM EBITDA	0.1	(0.3)	n/a
Operational Highlights
Passenger Traffic
Mexico	10,134,035	10,710,221	5.7
San Juan	2,540,779	3,171,077	24.8
Colombia	4,369,335	3,736,301	(14.5)
•
Total passenger traffic increased 3.4% compared to 3Q22. By country of operations, 3Q23 passenger traffic showed the following YoY variations:
•
Mexico: increased by 5.7%, reflecting an increase of 11.9% in domestic traffic partially offset by a 0.6% decline in international traffic.
•
Puerto Rico (Aerostar): increased by 17.8%, resulting from increases of 23.0% and 41.3% in domestic and international traffic, respectively.
•
Colombia (Airplan): decreased 14.5%, resulting from a 17.8% decrease in domestic traffic down and a 0.7% increase in international traffic, mainly reflecting the suspension of operations of Viva Air and Ultra Air in 1Q23.
•
Revenues increased 0.7% year-over-year to Ps.6,338.8 million. Excluding construction revenue, revenue increased 3.3% compared to 3Q22.
•
Consolidated commercial revenue per passenger at Ps.116.5 million.
•
Consolidated EBITDA increased 3.2% year-over-year to Ps.4,198.4 million.
•
Adjusted EBITDA margin (excluding the effect of IFRIC 12) at 69.6% from 69.7% in 2Q22.
•
Cash position of Ps.16,917.2 million, with Net Debt to EBITDA LTM ratio of negative 0.3x.

3Q23 Earnings Call

Date & Time: Tuesday, October 24, 2023, at 10:00 AM US ET; 8:00 AM Mexico City time

Dial-in: 1-877-407-4018 (Toll-Free) and 1-201-689-8471 (International)

Access Code: 13741649

Replay: Tuesday, October 24, 2023, at 2:00 PM US ET, ending at 11:59 PM US ET on Tuesday, October 31, 2023. Dial-in: 1-844-512-2921 (Toll-Free); 1-412-317-6671 (International).

Access Code: 13741649[1] Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and nine-month periods ended September 30, 2023, and the equivalent three- and nine-month periods ended September 30, 2022. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 17.4127 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP233.6800 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 3Q23 Page 1 of 24

Passenger Traffic

ASUR's total passenger traffic in 3Q23 increased by 3.4% year-over-year to 17.6 million.

Total passenger traffic in Mexico increased by 5.7% year-over-year to 10.7 million in 3Q13, with an 11.9% increase in domestic traffic and a 0.6% decrease in international traffic.

In Puerto Rico, total passenger traffic in 3Q23 increased by 24.8% year-over-year to 3.2 million, reflecting increases of 23.0% in domestic traffic and 41.3% in international traffic.

Total passenger traffic in Colombia for 3Q23 declined 14.5% YoY to 3.7 million passengers, driven by a 17.8% decrease in domestic traffic mainly reflecting the suspension of operations of Viva Air and Ultra Air since 1Q23. International traffic increased 0.7% YoY.

On page 19 of this report you will find the tables with detailed information on passenger traffic for each airport.

Table 2: Passenger Traffic Summary
	Third Quarter		% Chg	Nine-Months		% Chg
	2022	2023		2022	2023
Total México	10,134,035	10,710,221	5.7	28,971,916	32,481,343	12.1
- Cancun	7,783,576	7,978,078	2.5	22,398,564	24,616,642	9.9
- 8 Others Airports	2,350,459	2,732,143	16.2	6,573,352	7,864,701	19.6
Domestic Traffic	5,104,858	5,710,008	11.9	13,369,220	15,759,432	17.9
- Cancun	3,035,878	3,250,730	7.1	7,676,725	8,853,792	15.3
- 8 Others Airports	2,068,980	2,459,278	18.9	5,692,495	6,905,640	21.3
International traffic	5,029,177	5,000,213	(0.6)	15,602,696	16,721,911	7.2
- Cancun	4,747,698	4,727,348	(0.4)	14,721,839	15,762,850	7.1
- 8 Others Airports	281,479	272,865	(3.1)	880,857	959,061	8.9
Total San Juan, Puerto Rico	2,540,779	3,171,077	24.8	7,714,993	9,276,974	20.2
Domestic Traffic	2,286,307	2,811,581	23.0	7,041,345	8,304,336	17.9
International traffic	254,472	359,496	41.3	673,648	972,638	44.4
Total Colombia	4,369,335	3,736,301	(14.5)	12,048,267	11,011,229	(8.6)
Domestic Traffic	3,589,559	2,950,844	(17.8)	10,056,838	8,850,024	(12.0)
International traffic	779,776	785,457	0.7	1,991,429	2,161,205	8.5
Total traffic	17,044,149	17,617,599	3.4	48,735,176	52,769,546	8.3
Domestic Traffic	10,980,724	11,472,433	4.5	30,467,403	32,913,792	8.0
International traffic	6,063,425	6,145,166	1.3	18,267,773	19,855,754	8.7
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: % YoY Change in Passenger Traffic 2023 & 2022

Region	January	February	March	April	May	June	July	August	September	TOTAL
Mexico	33.6%	25.6%	11.8%	9.8%	6.8%	10.3%	7.8%	5.9%	2.7%	12.1%
Domestic Traffic	35.0%	29.3%	20.1%	16.8%	13.9%	19.0%	13.3%	13.0%	9.0%	17.9%
International Traffic	32.4%	22.9%	6.2%	4.2%	0.1%	3.0%	3.0%	(1.3%)	(4.8%)	7.2%
Puerto Rico	37.8%	20.5%	9.3%	6.5%	15.5%	22.3%	26.7%	23.2%	24.1%	20.2%
Domestic Traffic	36.8%	18.1%	6.4%	3.0%	12.6%	20.5%	24.7%	21.8%	22.0%	17.9%
International Traffic	49.6%	50.3%	47.9%	49.9%	50.0%	36.4%	41.7%	37.4%	46.4%	44.4%
Colombia	16.6%	21.7%	(9.1%)	(18.2%)	(14.2%)	(19.8%)	(16.7%)	(13.0%)	(13.7%)	(8.6%)
Domestic Traffic	10.5%	16.8%	(12.2%)	(21.2%)	(16.5%)	(22.9%)	(20.0%)	(15.7%)	(17.6%)	(12.0%)
International Traffic	50.8%	51.3%	9.1%	(2.7%)	(2.9%)	(4.9%)	(1.8%)	(0.5%)	5.2%	8.5%
Total	29.8%	23.9%	6.7%	2.7%	3.2%	4.5%	4.9%	3.8%	0.8%	8.3%
Domestic Traffic	26.6%	22.4%	6.0%	1.2%	4.1%	5.0%	5.2%	5.8%	2.1%	8.0%
International Traffic	34.9%	26.0%	7.6%	4.9%	1.6%	3.8%	4.3%	0.4%	(1.7%)	8.7%

ASUR 3Q23 Page 2 of 24

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Total Revenues	6,294,804	6,338,851	0.7	18,040,318	18,944,703	5.0
Aeronautical Services	3,648,226	3,790,689	3.9	10,364,032	11,379,083	9.8
Non-Aeronautical Services	2,189,412	2,242,504	2.4	6,376,296	6,979,094	9.5
Total Revenues Excluding Construction Revenues	5,837,638	6,033,193	3.3	16,740,328	18,358,177	9.7
Construction Revenues	457,166	305,658	(33.1)	1,299,990	586,526	(54.9)
Total Operating Costs & Expenses	2,598,979	2,660,317	2.4	7,282,797	7,348,441	0.9
Other Revenues	301		n/a	45,848		n/a
Operating Profit	3,696,126	3,678,534	(0.5)	10,803,369	11,596,262	7.3
Operating Margin	58.7%	58.0%	(69 bps)	59.9%	61.2%	133 bps
Adjusted Operating Margin [1]	63.3%	61.0%	(234 bps)	64.5%	63.2%	(137 bps)
EBITDA	4,067,015	4,198,452	3.2	11,783,929	12,889,160	9.4
EBITDA Margin	64.6%	66.2%	162 bps	65.3%	68.0%	272 bps
Adjusted EBITDA Margin [2]	69.7%	69.6%	(8 bps)	70.4%	70.2%	(18 bps)
Net income	2,678,375	2,807,143	4.8	7,896,173	8,058,801	2.1
Net majority income	2,546,504	2,709,532	6.4	7,425,328	7,666,605	3.2
Earnings per Share	8.4883	9.0318	6.4	24.7511	25.5554	3.2
Earnings per ADS in US$	4.8748	5.1869	6.4	14.2144	14.6763	3.2

Total Commercial Revenues per Passenger [3]	116.5	116.5	0.0	118.9	120.7	1.5
Commercial Revenues	2,012,975	2,077,280	3.2	5,862,475	6,440,921	9.9
Commercial Revenues from Direct Operations per Passenger [4]	20.9	21.0	0.9	21.9	22.8	4.0
Commercial Revenues Excl. Direct Operations per Passenger	95.6	95.4	(0.2)	97.0	97.9	0.9

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores

Consolidated Revenues

Consolidated Revenues for 3Q23 increased 0.7% YoY, or Ps.44.0 million, to Ps.6,338.8 million, mainly due to the following increases:

•
3.9% in revenues from aeronautical services to Ps.3,790.7 million. Mexico contributed Ps.2,783.1 million, while Puerto Rico and Colombia accounted for Ps.499.4 million and Ps.508.2 million, respectively; and
•
2.4% in revenues from non-aeronautical services to Ps.2,242.5 million. Mexico contributed Ps.1,630.8 million, while Puerto Rico and Colombia accounted for Ps.443.7 million and Ps.168.0 million, respectively.

These increases were partially offset by a 33.1%, or Ps.151.5 million, YoY decline in construction services revenues to Ps.305.6 million, principally in Mexico.

Excluding revenues from construction services, for which there is an equivalent expense recorded under IFRS accounting standards, total revenues would have increased 3.3% YoY, to Ps.6,033.2 million.

Excluding revenues from construction services, Mexico represented 73.2% of ASUR´s total revenues in 3Q23, while Puerto Rico and Colombia represented 15.6% and 11.2%, respectively.

Commercial Revenues in 3Q23 increased 3.2% YoY to Ps.2,077.3 million, mainly reflecting the 3.2% increase in passenger traffic (including transit and general aviation passengers). Commercial revenues increased 2.4% to Ps.1,468.0 million in Mexico and 7.7% to Ps.441.3 million in Puerto Rico, and were partly offset by a 1.0% decline to Ps.167.9 million in Colombia.

Commercial Revenues per Passenger remained flat YoY at Ps.116.5 in 3Q23.

ASUR 3Q23 Page 3 of 24

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 2.4% YoY, or Ps.61.3 million, to Ps.2,660.3 million in 3Q23.

Excluding construction costs, operating costs and expenses increased 9.9% YoY, or Ps.212.8 million, reflecting the following factors:

•
Mexico: increased 9.8%, or Ps.124.4 million, mainly reflecting higher costs in connection to personnel, technical assistance, energy, concession fees, security, maintenance, materials and supplies, professional fees, together with higher cost of sales from directly operated stores.

•
Puerto Rico: increased 24.0%, or Ps.116.3 million reflecting difficult comps primarily due to the recovery of expenses under the American Rescue Plan Act for an amount of Ps.175.7 million in 3Q23, partially offset by the FX conversion impact resulting from the appreciation of the Mexican peso against the US dollar.

•
Colombia: declined 7.2%, or Ps.27.8 million, mainly reflecting the FX conversion effect from the depreciation of the Colombian peso against the Mexican peso, partially offset by increases in personnel and security and maintenance expenses.

Cost of Services increased 19.5%, or Ps.196.6 million, mainly reflecting YoY increases in personnel costs, surveillance and cleaning services, maintenance and conservation, energy. Higher cost of revenues from concession stores operated directly by ASUR together with a more difficult comps from the Ps.175.7 million recovery in expenses in 3Q22 in connection with the application of the American Rescue Plan Act also contributed to the YoY increase in costs of services. This was partially offset by the foreign exchange conversion impact resulting from the appreciation of the Mexican peso against the US dollar together with the depreciation of the Mexican peso against the Colombian peso.

Construction Costs declined 33.1% YoY, or Ps.151.5 million. This was mainly driven by a YoY decline of 53.6%, or Ps.213.4 million in construction costs in Mexico, which offset the 106.0% or Ps.61 million increases in Puerto Rico and 59.7%, Ps.0.9 million in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 13.0% YoY.

Consolidated Technical Assistance increased by 4.3% YoY mainly.

Concession Fees increased 0.7% YoY, principally reflecting a 6.2% increase in Mexico due to higher regulated revenues which is a factor in the calculation of the concession fee. This was partially offset by declines of 6.4% and 1.3% in Colombia and Puerto Rico, respectively reflecting lower revenues in these two countries.

Depreciation and Amortization declined 0.6% YoY, or Ps.2.9 million, principally due to decreases of 8.5%, or Ps.8.9 million in Colombia and 11.7%, or Ps.21.3 million in Puerto Rico, partially offset by an increase of 11.6% or Ps.27.3 million in Mexico.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.3,678.5 million in 3Q23 representing an operating margin of 58.0%, compared to Ps.3,696.1 million in 3Q22 and an operating margin of 58.7%.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia and Puerto Rico was 61.0% in 3Q23 compared to 63.3% in 3Q22. Adjusted operating margin is calculated as operating profit or loss divided by total revenues less construction services revenues.

EBITDA increased 3.2%, or Ps.131.4 million, to Ps.4,198.4 million in 3Q23, from Ps.4,067.0 million in 3Q22. By country of operations, EBITDA increased YoY by 4.4% or Ps.138.3 million to Ps.3,286.6 million in Mexico, and by 7.9%, or Ps.36.9 million, to Ps.503.6 million in Puerto Rico. In Colombia, EBITDA declined by 9.6%, or Ps.43.9 million, to Ps.411.3 million. Consolidated EBITDA margin in 3Q23 was 66.2% up from 64.6% in 3Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 69.6% in 3Q23, compared to 69.7% in 3Q22.

ASUR 3Q23 Page 4 of 24

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine – Months		% Chg
	2022	2023		2022	2023
Interest Income	108,646	294,770	171.3	263,143	856,500	225.5
Interest Expense	(297,384)	(278,445)	(6.4)	(544,313)	(866,115)	59.1
Foreign Exchange Gain (Loss), Net	3,551	126,702	3,468.1	(37,325)	(705,190)	1,789.3
Total	(185,187)	143,027	n/a	(318,495)	(714,805)	124.4

In 3Q23 ASUR reported a Ps.143.0 million Consolidated Comprehensive Financing Gain, compared to a Ps.185.2 million loss in 3Q22.

During 3Q23 ASUR reported a foreign exchange gain of Ps.126.7 million, resulting from the 1.6% quarter-end depreciation of the Mexican peso against the U.S. dollar (0.5% average appreciation) during the period, together with a U.S. dollar net asset position. This compares to a Ps.3.5 million foreign exchange gain in 3Q22 resulting from the 0.2% quarter-end appreciation of the Mexican peso (0.5% average depreciation) on a U.S. dollar net asset position.

Interest expense declined Ps.18.9 million, or 6.4% YoY, mainly reflecting FX conversion in Puerto Rico.

Interest income increased 171.3%, or Ps.186.1 million YoY, reflecting a higher cash balance position.

Income Taxes

Income Taxes for 3Q23 increased Ps.175.6 million YoY, principally due to the following increasesariations:

•
Ps.125.3 million in income taxes, reflecting mainly a higher taxable income base in Mexico.

•
Ps.50.3 million in deferred income taxes, mainly in Mexico resulting from an increase in the taxable base due to a decline in inflation to 1.5% in 3Q23 from of 2.3% in 2Q22.

Majority Net Income

ASUR reported Majority Net Income of Ps.2,709.5 million in 3Q23, compared to Ps.2,546.5 million in 3Q22. This resulted in earnings per common share in 2Q23 of Ps.9.0318, or earnings per ADS of US$5.1869 (one ADS represents ten series B common shares). This compares to earnings per share of Ps.8.4883, or earnings per ADS of US$4.8748 for 3Q22.

Net Income

ASUR reported Net Income of Ps.2,807.1 million in 3Q23, increasing 4.8%, or Ps.128.8 million, from Ps.2,678.4 million in 3Q22.

Consolidated Financial Position

Airport concessions represented 69.6% of ASUR’s total assets on September 30, 2023, with current assets representing 29.7% and other assets 0.7%.

Cash and cash equivalents as of September 30, 2023, amounted to Ps.16,917.2 million, a 28.4% increase from Ps.13,175.0 million as of December 31, 2022. Mexico, Colombia and Puerto Rico contributed with Ps.11,796.9 million, Ps.2,120.6 million and Ps.2,999.8 million in cash and cash equivalents, respectively.

As of September 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,670.9 million, (ii) goodwill of Ps.831.9 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.467.1 million, and (iv) a minority interest of Ps.4,860.7 million in stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2023: (i) the recognition of a net intangible asset of Ps.823.5 million, (ii) goodwill of Ps.1,365.9 million, (iii) deferred taxes of Ps.212.4 million, and (iv) a Ps.216.6 million recognition of bank loans at fair value.

ASUR 3Q23 Page 5 of 24

Stockholders’ equity as of September 30, 2023, was Ps. 49,844.4 million and total liabilities were Ps. 21,442.8 million, representing 69.9% and 30.1% of ASUR’s total assets, respectively. Deferred liabilities represented 14.0% of ASUR’s total liabilities.

Total Debt at quarter-end declined 18.5% to Ps.12,358.5 million from Ps.15,204.8 million on December 31, 2022, mainly reflecting (i) the FX conversion impact on the Notes issued by Aerostar in Puerto Rico reflecting peso appreciation against the U.S. dollar, and (ii) payment of principal amounts of outstanding debt of Ps.1,425.0 million in Mexico and Ps.201.2 million in Puerto Rico.

On September 30, 2023, 20.8% of ASUR’s Total Debt was denominated in Mexican pesos, 71.6% in U.S. Dollars (at Aerostar in Puerto Rico) and 7.6% in Colombian pesos.

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its US$50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015, and extended their maturity through 2035. All long-term debt is collateralized by Aerostar’s assets.

In April 2023, Banco Popular transferred to the Bank of Bogotá its interests under the syndicated loan entered into with Airplan by issuing promissory notes under the same terms and conditions than the original loan.

LTM Net Debt-to-LTM EBITDA stood at negative 0.3x at the close of 3Q23, while the Interest Coverage Ratio was 11.4x. This compares with LTM Net Debt-to-LTM EBITDA of 0.1x and an Interest Coverage Ratio of 10.7x at September 30, 2022, respectively.

Table 6: Consolidated Debt Indicators
	September 30, 2022	December 31, 2022	September 30, 2023
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.1	0.9	0.7
Total Net Debt/ LTM EBITDA (Times) [2]	0.1	0.1	(0.3)
Interest Coverage Ratio [3]	10.7	12.6	11.4
Total Debt	16,098,094	15,204,761	12,386,505
Short-term Debt	1,682,322	1,869,996	1,117,461
Long-term Debt	14,415,772	13,334,765	11,269,044
Cash & Cash Equivalents	13,917,369	13,174,991	16,917,191
Total Net Debt [4]	2,180,725	2,029,770	(4,530,686)
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico, it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents

Table 7: Consolidated Debt Profile (million)*
	Aerostar US$			Canun Airport Thousand Mexican Pesos		Airplan Million COP
Original Amount	350´M	200´M	50´M	BBVA 2,000 M	Santander 2,650 M	Syndicated Loan 440,000 M
Interest Rate	5.75%	4.92%	6.75%	TIIE + 1.4 pp	TIIE +1.5 pp	DTF + 4pp
Principal Balance as of September 30, 2023	277.2	200.0	42.0	1,900.0	675.0	167,897.5
2023	-	-	-	50.0	-	-
2024	12.4	-	-	200.0	675.0	-
2025	13.6	-	-	275.0	-	57,900.1
2026	15.0	-	-	375.0	-	72,600.0
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-
*Expressed in the original currency of each loan.

Note: the loans in Mexico were incurred in October 2017 with Bancomer and Santander. The Puerto Rico bonds were issued in March 2013 and June 2015. In both cases, in May, 2022 the maturity date was modified to 2035. The syndicated loan in Colombia was obtained in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025. In July 2022, Aerostar issued US$200 million senior secured notes due March 22, 2035. On November 30, 2022 and September 29, 2023 Cancun Airport pre-paid Ps.650 million and Ps.662.5 million of the loan from Santander, respectively.

1 DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

ASUR 3Q23 Page 6 of 24

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 3Q23 with a solid financial position, with cash and cash equivalents totaling Ps.16,917.2 million and Ps.12,386.5 million in Total Debt. A total of Ps.50.0 million in principal amount of outstanding debt payments is due in 4Q23.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position at September 30, 2023
Figures in Thousands of Mexican Pesos
Figures in Thousands of Mexican Pesos	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments (July – September 2023)

Mexico	11,796,864	2,570,699	881,413	1,689,286	50,000
Puerto Rico	2,999,749	8,874,207	229,543	8,644,664	0
Colombia	2,120,578	941,599	6,505	935,094	0
Total	16,917,191	12,386,505	1,117,461	11,269,044	50,000

Table 9: Principal Debt Payments as of September 30, 2023
Figures in Thousands of Mexican Pesos
Region of Operation	2023	2024	2025	2026/2035
México	50,000	875,000	275,000	1,375,000
Puerto Rico	0	215,705	236,848	8,587,035
Colombia	0	0	247,775	470,718
Total	50,000	1,090,705	759,623	10,432,753
[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.17.4127= US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP.233.6800= Ps.1.00
Note: Figures only reflects principal payments.

Table 10: Debt Ratios as of September 30, 2023
	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements

Mexico [1]	13,428,948	464,381	28.9	3.0
Puerto Rico [2]	2,087,929	704,595	3.0	1.1
Colombia [3]	1,197,607	303,492	3.9	1.2
Total	16,714,484	1,472,468	11.4

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.2.1 billion and LTM Debt Service was Ps.704.6 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1.1 billion and Debt Service was Ps.303.5 million.

Accounts Receivables

Accounts receivables increased 4.0% YoY in 3Q23, reflecting higher business activity as passenger traffic increased across ASUR’ s airport network.

ASUR 3Q23 Page 7 of 24

On February 28 and March 29, 2023, Viva Colombia and Ultra Air suspended operations. During 2022, these two companies accounted for 17.4% and 1.9% of passenger traffic in Colombia, respectively. At the end of 3Q23, these two companies owed ASUR Ps.14.2 million and Ps.10.5 million, respectively.

Table 11: Accounts Receivable as of September 30, 2023

Figures in Thousands of Mexican Pesos

Region	3Q22	3Q23	% Chg.
Mexico	1,496,634	1,648,195	10.1
Puerto Rico	92,760	32,188	(65.3)
Colombia	101,000	77,345	(23.4)
Total	1,690,394	1,757,728	4.0

Note: Net of allowance for bad debts.

Capital Expenditures

ASUR made capital expenditures of Ps.367.3 million in 3Q23. Of this amount, Ps.235.6 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, Ps.129.6 million were invested by Aerostar in Puerto Rico and Ps.2.1 million were invested by Airplan in Colombia. This compares to Ps.548.2 million invested in 3Q22, of which Ps.482.8 million were invested in Mexico, Ps.64.0 million in Puerto Rico and Ps.1.4 million in Colombia.

During the nine-month period ended September 30, 2023, ASUR invested Ps.663.3 million in capital expenditures, of which Ps.387.1 million were allocated to the modernization of its Mexican airports within the framework of its development plan, Ps.267.3 million to Aerostar in Puerto Rico and Ps.8.9 million to Airplan in Colombia. This compares to Ps.1,300.9 million invested in 3Q22, of which Ps.1,069.2 million were allocated to its Mexican airports, Ps.228.6 million to Puerto Rico and Ps.3.1 million to Colombia.

3Q23 Relevant Events

ASUR Announces Government Action to Change Tariff Base Regulation

On October 4, 2023, ASUR received a notification from the Federal Civil Aviation Agency (Agencia Federal de Aviacion Civil, “AFAC”), a deconcentrated entity of the Secretary of Infrastructure, Communications and Transport (“SICT”), that it has decided to amend with immediate effect the terms of the tariff base regulation set forth in Annex 7 of the concession agreements undertaken with the SICT on June 29, 1998, as amended on March 19, 1999, in connection with the airports ASUR operates in Mexico’s South East region. Section 10.8 of the concession agreements provides that any of the terms of the concession may be amended by mutual agreement between the SICT and ASUR in accordance with applicable law.

On October 18, the Chamber of Deputies approved the initiative to increase the concession fee from 5% to 9%. The increase and the date on which it would enter into force are subject to the approval of the Senate.

On October 19, 2023, ASUR received a notification from the government that modifies the document received on October 4, 2023. The Amended Terms received on October 19, 2023, can be found on ASUR´s website www.asur.com.mx.

ASUR is currently evaluating the tariff changes implemented by AFAC and the impact that it may have on its business, results of operation and financial condition.

ASUR 3Q23 Page 8 of 24

Review of Mexico Operations

Table 12: Mexico Revenues & Commercial Revenues Per Passenger
	Third Quarter		% Chg	Nine – Months		% Chg
	2022	2023		2022	2023
Total Passengers	10,187	10,800	6.0	29,125	32,699	12.3

Total Revenues	4,576,444	4,598,604	0.5	13,007,845	13,914,883	7.0
Aeronautical Services	2,571,345	2,783,132	8.2	7,251,624	8,415,113	16.0
Non-Aeronautical Services	1,606,981	1,630,781	1.5	4,670,711	5,157,806	10.4
Construction Revenues	398,118	184,691	(53.6)	1,085,510	341,964	(68.5)
Total Revenues Excluding Construction Revenues	4,178,326	4,413,913	5.6	11,922,335	13,572,919	13.8

Total Commercial Revenues	1,433,430	1,468,051	2.4	4,165,795	4,629,062	11.1
Commercial Revenues from Direct Operations	271,660	272,072	0.2	817,157	903,593	10.6
Commercial Revenues Excluding Direct Operations	1,161,770	1,195,979	2.9	3,348,638	3,725,469	11.3

Total Commercial Revenues per Passenger	140.7	135.9	(3.4)	143.0	141.6	(1.0)
Commercial Revenues from Direct Operations per Passenger [1]	26.7	25.2	(5.5)	28.1	27.6	(1.5)
Commercial Revenues Excl. Direct Operations per Passenger	114.0	110.7	(2.9)	115.0	113.9	(0.9)

For the purposes of this table, approximately 52.6 and 90.1 thousand transit and general aviation passengers are included in 3Q22 and 3Q23 respectively. while 153.5 and 217.7 thousand transit and general aviation passengers are included in 9M22 and 9M23.

[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 0.5% YoY to Ps.4,598.6 million.

Excluding construction, revenues increased 5.6% YoY, mainly reflecting increases of 8.2% in revenues from aeronautical services and 1.5% in revenues from non-aeronautical services, resulting principally from the 5.7% increase in passenger traffic (including transit and general aviation passengers).

Commercial Revenues increased 2.4% YoY, principally reflecting the 6.0% increase in passenger traffic (including transit and general aviation passengers) as shown in Table 12. Commercial Revenues per Passenger for 3Q23 was Ps.135.9 compared to Ps.140.7 in 3Q22.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 16 new commercial spaces, 7 of which were opened at Cancun airport, 5 at Merida airport, 3 at Oaxaca airport, and 1 at Huatulco airport. More details of these openings can be found on page 20 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since September 30,2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	3Q23	9M23
Advertising	45.4%	49.7%	Cancun	7
Car parking	23.5%	30.1%	Retail	4
Car rental	20.0%	23.7%	Car rental	1
Ground Transportation	13.1%	16.1%	Other Revenues	2
Teleservices	6.1%	9.2%	8 Others airports	9
Food and Beverage	4.8%	15.9%	Retail	5
Retail	(1.0%)	8.6%	Car rental	3
Other Revenues	(2.5%)	5.7%	Ground Transportation	1
Duty Free	(5.3%)	4.4%	Mexico	16
Banks and foreign exchange	(8.5%)	(5.7%)
Total Commercial Revenues	2.4%	11.1%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q23 Page 9 of 24

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Cost of Services	604,728	673,343	11.3	1,690,765	1,986,077	17.5
Administrative	74,040	83,647	13.0	216,170	237,213	9.7
Technical Assistance	165,391	172,423	4.3	474,194	537,168	13.3
Concession Fees	189,177	200,941	6.2	536,164	612,768	14.3
Depreciation and Amortization	235,939	263,291	11.6	674,235	780,972	15.8
Operating Costs and Expenses Excluding Construction Costs	1,269,275	1,393,645	9.8	3,591,528	4,154,198	15.7
Construction Costs	398,118	184,691	(53.6)	1,085,510	341,964	(68.5)
Total Operating Costs & Expenses	1,667,393	1,578,336	(5.3)	4,677,038	4,496,162	(3.9)

Total Mexico Operating Costs and Expenses declined 5.3% YoY, or Ps.89 million. Excluding construction costs, operating costs and expenses increased 9.8%, or Ps.124.4 million, mainly reflecting higher personnel expenses, technical assistance, energy, concession fees, security and maintenance costs. Higher cost of sales at stores operated by ASUR also contributed to the increase in costs.

Cost of Services increased 11.3% YoY, primarily due to increases in surveillance and cleaning services, maintenance and conservation, energy, taxes and fees and professional fees; together with higher cost of sales at stores directly operated by ASUR along with personnel expenses.

Administrative Expenses increased 13.0% YoY mainly reflecting an increase in personnel expenses.

The Technical Assistance fee paid to ITA increased 4.3% YoY reflecting higher EBITDA in Mexico, which is used in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 6.2%, principally due to the increase in regulated revenues which is used in the calculation of the concession fee.

Depreciation and Amortization increased 11.6% YoY, reflecting the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Interest Income	65,638	192,076	192.6	198,264	593,265	199.2
Interest Expense	(124,751)	(116,736)	(6.4)	(326,325)	(369,796)	13.3
Foreign Exchange Gain (Loss), Net	4,110	125,504	2,953.6	(36,278)	(705,867)	1,845.7
Total	(55,003)	200,844	n/a	(164,339)	(482,398)	193.5

ASUR’s Mexico operations reported a Ps.200.8 million Comprehensive Financing Gain in 3Q23, compared to a Ps.55.0 million loss in 3Q22. This was mainly due to a foreign exchange gain of Ps.125.5 million in 3Q23 resulting from the 1.6% quarter-end depreciation of the Mexican peso (0.5% average appreciation) against the U.S. dollar on a foreign currency net asset position. This compares to a Ps.4.1 million foreign exchange gain in 3Q22, resulting from the 0.2% quarter-end appreciation of the Mexican peso during that period (0.5% average depreciation) against the U.S. dollar on a foreign currency net asset position.

Interest expenses declined 6.4% YoY, or Ps.8.0 million while interest income increased 192.6% YoY or Ps.126.4 million, resulting from a higher cash balance.

ASUR 3Q23 Page 10 of 24

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Total Revenue	4,576,444	4,598,604	0.5	13,007,845	13,914,883	7.0
Total Revenues Excluding Construction Revenues	4,178,326	4,413,913	5.6	11,922,335	13,572,919	13.8
Operating Profit	2,909,051	3,020,268	3.8	8,330,807	9,418,721	13.1
Operating Margin	63.6%	65.7%	211 bps	64.0%	67.7%	364 bps
Adjusted Operating Margin [1]	69.6%	68.4%	(120 bps)	69.9%	69.4%	(48 bps)
Net Profit [2]	2,160,099	2,339,130	8.3	6,094,864	6,467,395	6.1
EBITDA	3,145,211	3,283,562	4.4	9,005,888	10,199,944	13.3
EBITDA Margin	68.7%	71.4%	268 bps	69.2%	73.3%	407 bps
Adjusted EBITDA Margin [3]	75.3%	74.4%	(88 bps)	75.5%	75.1%	(39 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.168.5 million and 222.4 million in 3Q23 and 3Q22, respectively, for Airplan Ps.237.1 million and Ps.212.8 million in 3Q23 and 3Q22, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.3,020.3 million in 3Q23 and an Operating Margin of 65.7%. This compares to an Operating Gain of Ps.2,909.0 million and an Operating Margin of 63.6% in 3Q22.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 68.4% in 3Q23, compared to 69.6% in 3Q22.

EBITDA increased 4.4%, or Ps183.3 million, to Ps.3,283.6 million in 3Q23, from Ps.3,145.2 million in 3Q22. EBITDA margin in 3Q23 was 71.4% compared to 68.7% in 3Q22.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 74.4% in 2Q23, compared to 75.3% in 3Q22.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of September 30, 2023 totaled Ps.8,755.9 million, with an average tariff per workload unit of Ps.263.3 (December 2022 Mexican pesos), representing approximately 64.5% of total income in Mexico (excluding construction revenues) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the end of each year.

Mexico Capital Expenditures

During 3Q23 ASUR invested Ps.235.6 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.482.8 million in 3Q22. During 9M23, capital investments amounted to Ps.387.1 million compared to Ps.1,069.2 million in 1H22.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and six-month periods ended September 30, 2022 and 2023.

As of September 30, 2022, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,670.9 million, (ii) goodwill of Ps.831.9 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.467.1 million, and (iv) a minority interest of Ps.4,860.7 million in stockholders' equity.

ASUR 3Q23 Page 11 of 24

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Total Passenger	2,541	3,171	24.8	7,715	9,277	20.2

Total Revenues	1,001,545	1,061,755	6.0	3,015,339	3,109,314	3.1
Aeronautical Services	531,194	499,347	(6.0)	1,588,325	1,536,581	(3.3)
Non-Aeronautical Services	412,748	443,749	7.5	1,215,884	1,337,269	10.0
Construction Revenues	57,603	118,659	106.0	211,130	235,464	11.5
Total Revenues Excluding Construction Revenues	943,942	943,096	(0.1)	2,804,209	2,873,850	2.5

Total Commercial Revenues	409,935	441,319	7.7	1,207,414	1,330,333	10.2
Commercial Revenues from Direct Operations	88,725	103,268	16.4	263,352	312,778	18.8
Commercial Revenues Excluding Direct Operations	321,210	338,051	5.2	944,062	1,017,555	7.8

Total Commercial Revenues per Passenger	161.3	139.2	(13.7)	156.5	143.4	(8.4)
Commercial Revenues from Direct Operations per Passenger [1]	34.9	32.6	(6.7)	34.1	33.7	(1.2)
Commercial Revenues Excl. Direct Operations per Passenger	126.4	106.6	(15.7)	122.4	109.7	(10.4)
Figures in pesos at the average exchange rate Ps.17.0572= US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues increased 6.0% YoY to Ps.1,061.7 million in 3Q23.

Excluding construction services, revenues declined by 0.1%, mainly due to the following YoY variations:

•
A 6.0% decline in revenues from aeronautical services, and
•
A 7.5% increase in revenues from non-aeronautical services.

Commercial Revenues per Passenger were Ps.139.2 in 3Q23, compared to Ps.161.3 in 3Q22.

Four commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since September 30, 2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q23	9M23
Others revenues	33.9%	27.4%	Duty Free	1
Food and beverage	17.6%	25.2%	Food and beverage	2
Retail	13.3%	16.9%	Others revenues	1
Ground Transportation	9.2%	6.4%	Total Commercial space	4
Car rentals	4.6%	3.5%
Car parking	4.4%	7.8%
Banks and foreign exchange	(9.2%)	(4.8%)
Advertising	(9.5%)	(10.0%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Duty Free	(15.6%)	8.7%
Total Commercial Revenues	7.7%	10.2%

ASUR 3Q23 Page 12 of 24

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Cost of Services	256,331	394,542	53.9	619,543	926,222	49.5
Concession Fees	45,585	44,992	(1.3)	135,343	137,758	1.8
Depreciation and Amortization	182,000	160,668	(11.7)	551,105	489,736	(11.1)
Operating Costs and Expenses Excluding Construction Costs	483,916	600,202	24.0	1,305,991	1,553,716	19.0
Construction Costs	57,603	118,659	106.0	211,130	235,464	11.5
Total Operating Costs & Expenses	541,519	718,861	32.7	1,517,121	1,789,180	17.9
Figures in pesos at the average exchange rate Ps.17.0572 = US. 1.00

Total Operating Costs and Expenses in Puerto Rico increased 32.7% YoY to Ps.718.9 million in 3Q23. Construction costs in the quarter increased 106.0% to Ps.118.6 million from Ps.57.6 million in 3Q22.

Excluding construction costs, operating costs and expenses increased 24.0% YoY, or Ps.116.3 million principally reflecting a recovery of expenses for a total of Ps.175.7 million in 3Q22 in connection with the American Rescue Plan Act, partially offset by the appreciation of the Mexican peso against the U.S. dollar in the period.

Cost of Services increased 53.9% or Ps.138.2 million in 3Q23, mainly reflecting a Ps.175.7 expense recovery in 3Q22 in connection with the American Rescue Plan Act. This was partially offset by the appreciation of the Mexican peso against the US dollar.

Concession Fees paid to the Puerto Rican government declined 1.3% YoY, or Ps.0.6 million in 3Q23, consistent with the terms agreed under the concession agreement.

Depreciation and Amortization decreased 11.7% YoY, or Ps.21.3 million, principally reflecting the foreign exchange translation impact as the quarter-end and average Mexican peso exchange rate fluctuated from Ps.17.4127 and Ps.17.0572 per U.S. dollar in 3Q22, to Ps.20.0925 and Ps.20.2334 per U.S. dollar, respectively in 3Q23.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Interest Income	27,609	42,569	54.2	33,037	107,497	225.4
Interest Expense	(148,892)	(132,662)	(10.9)	(370,555)	(418,540)	12.9
Total	(121,283)	(90,093)	(25.7)	(337,518)	(311,043)	(7.8)
Figures in pesos at the average exchange rate Ps.17.0572 = US. 1.00

During 3Q23, Puerto Rico reported a Ps.90.1 million Comprehensive Financing Loss, compared to a Ps.121.3 million loss in 3Q22, principally due to interest accrued from the US$200.0 million bond issuance in July 2022.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority, and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million. Funds have not yet been withdrawn.

In May 2022, Aerostar renegotiated the terms of its US$50.0 million principal amount of 6.75% senior secured notes extending the maturity to March 22, 2035.

In July 2022, Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035. All long-term debt is collateralized by Aerostar’s assets.

ASUR 3Q23 Page 13 of 24

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Total Revenue	1,001,545	1,061,755	6.0	3,015,339	3,109,314	3.1
Total Revenues Excluding Construction Revenues	943,942	943,096	(0.1)	2,804,209	2,873,850	2.5
Other Revenues	301		n/a	45,848		n/a
Operating Profit	460,327	342,894	(25.5)	1,544,066	1,320,134	(14.5)
Operating Margin	46.0%	32.3%	(1367 bps)	51.2%	42.5%	(875 bps)
Adjusted Operating Margin[1]	48.8%	36.4%	(1241 bps)	55.1%	45.9%	(913 bps)
Net Income	329,679	244,031	(26.0)	1,177,114	980,491	(16.7)
EBITDA	466,602	503,561	7.9	1,547,895	1,557,505	0.6
EBITDA Margin	46.6%	47.4%	84 bps	51.3%	50.1%	(124 bps)
Adjusted EBITDA Margin[2]	49.4%	53.4%	396 bps	55.2%	54.2%	(100 bps)
Figures in pesos at the average exchange rate Ps.17.0572 = US. 1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico declined 25.5% to Ps.324.9 million resulting in an Operating Margin of 32.3%, from an operating profit of Ps.460.3 million and an Operating Margin of 46.0% in 3Q22.

EBITDA increased 7.9% to Ps.503.6 million in 3Q23 from Ps.466.6 million in 3Q22. EBITDA Margin, in turn, increased to 47.4% in 3Q23 from 46.6% in 3Q22.

Adjusted EBITDA Margin (which excludes IFRIC 12) increased to 53.4% in 3Q23, from 49.4% in 3Q22.

Puerto Rico Capital Expenditures

During 3Q23, Aerostar made capital expenditures of Ps.129.6 million, compared to investments of Ps.64.0 million in 2Q22. Capital expenditures for the nine-months ended September 30, 2023 amounted to Ps.267.3 million compared to Ps.228.6 million for the same period in 2022.

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and nine-month periods ended September 30, 2023 and 2022.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2023: (i) the recognition of a net intangible asset of Ps.823.5 million, (ii) goodwill of Ps.1,365.9 million, (iii) deferred taxes of Ps.212.4 million, and (iv) a Ps.216.6 million recognition of bank loans at fair value.

ASUR 3Q23 Page 14 of 24

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Total Passenger	4,553	3,865	(15.1)	12,466	11,408	(8.5)

Total Revenues	716,815	678,492	(5.3)	2,017,134	1,920,506	(4.8)
Aeronautical Services	545,687	508,210	(6.9)	1,524,083	1,427,389	(6.3)
Non-Aeronautical Services	169,683	167,974	(1.0)	489,701	484,019	(1.2)
Construction Revenues [1]	1,445	2,308	59.7	3,350	9,098	171.6
Total Revenues Excluding Construction Revenues	715,370	676,184	(5.5)	2,013,784	1,911,408	(5.1)

Total Commercial Revenues	169,610	167,910	(1.0)	489,266	481,526	(1.6)

Total Commercial Revenues per Passenger	37.3	43.4	16.5	39.2	42.2	7.5
Figures in Colombian pesos at an average exchange rate of COP.236.6829 = Ps.1.00 Mexican pesos.

For the purposes of this table, approximately 183.3 and 128.9 thousand transit and general aviation passengers are included in 3Q22 and 3Q23, respectively, while 417.5 and 396.8 thousand transit and general aviation passengers are included in 9M22 and 9M23.

Colombia Revenues

Total Revenues in Colombia declined 5.3% YoY to Ps.678.5 million. Excluding construction services, revenues declined 5.5% YoY, primarily due to the 14.5% decline in passenger traffic resulting from the suspension of operations of Viva Air and Ultra Air as of 1Q23.

Commercial Revenue per Passenger was Ps.43.4 compared to Ps.37.3 in 3Q22.

As shown in Table 26, 46 new commercial spaces were opened in Colombia in the last twelve months. Further detail of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since September 30, 2022
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q23	9M23
Car rental	23.0%	19.1%	Food and beverage	8
Banks and foreign exchange	7.2%	10.4%	Retail	1
Food and beverage	3.9%	13.1%	Car rental	2
Others revenues	2.7%	(5.4%)	Others revenues	35
Teleservices	(0.6%)	(13.9%)	Total Commercial Spaces	46
Car parking	(2.8%)	(13.3%)
Retail	(8.1%)	3.8%
Duty free	(8.1%)	11.2%
Advertising	(11.2%)	(29.2%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Ground Transportation	(64.7%)	(20.5%)
Total Commercial Revenues	(1.0%)	(1.6%)

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Cost of Services	148,694	138,489	(6.9)	402,503	414,730	3.0
Technical Assistance
Concession Fees	135,041	126,366	(6.4)	381,135	364,966	(4.2)
Depreciation and Amortization	104,887	95,957	(8.5)	301,650	274,305	(9.1)
Operating Costs and Expenses Excluding Construction Costs	388,622	360,812	(7.2)	1,085,288	1,054,001	(2.9)
Construction Costs	1,445	2,308	59.7	3,350	9,098	171.6
Total Operating Costs & Expenses	390,067	363,120	(6.9)	1,088,638	1,063,099	(2.3)
Figures in pesos at an average exchange rate of COP.236.6829 = Ps.1.00 Mexican pesos.

ASUR 3Q23 Page 15 of 24

Total Operating Costs and Expenses in Colombia declined 6.9% YoY to Ps.363.1 million. Excluding construction costs, operating costs and expenses declined 7.2% YoY to Ps.360.8 million. This decrease was mainly driven by the foreign exchange conversion of the Colombian peso with respect to the Mexican peso, partially offset by increases in personnel costs, security and cleaning expenses.

Cost of Services declined 6.9% YoY, or Ps.10.2 million.

Construction Costs increased 59.7% YoY, or Ps.0.9 million due to investments in furniture and equipment.

Concession Fees, which include fees paid to the Colombian government, declined 6.4% YoY, mainly reflecting the decrease in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined 8.5%.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Interest Income	15,399	60,125	290.4	31,842	155,738	389.1
Interest Expense	(23,741)	(29,047)	22.3	152,567	(77,779)	n/a
Foreign Exchange Gain (Loss), Net	(559)	1,198	n/a	(1,047)	677	n/a
Total	(8,901)	32,276	n/a	183,362	78,636	(57.1)
Figures in pesos at an average exchange rate of COP.236.6829 = Ps.1.00 Mexican pesos.

During 3Q23, Airplan reported a Ps.32.3 million Comprehensive Financing Gain, compared to an Ps.8.9 million loss in 3Q22.

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2022	2023		2022	2023
Total Revenues	716,815	678,492	(5.3)	2,017,134	1,920,506	(4.8)
Total Revenues Excluding Construction Revenues	715,370	676,184	(5.5)	2,013,784	1,911,408	(5.1)
Operating Profit	326,748	315,372	(3.5)	928,496	857,407	(7.7)
Operating Margin	45.6%	46.5%	90 bps	46.0%	44.6%	(139 bps)
Adjusted Operating Margin[1]	45.7%	46.6%	96 bps	46.1%	44.9%	(125 bps)
Net Profit	188,597	223,982	18.8	624,195	610,915	(2.1)
EBITDA	455,202	411,329	(9.6)	1,230,146	1,131,711	(8.0)
EBITDA Margin	63.5%	60.6%	(288 bps)	61.0%	58.9%	(206 bps)
Adjusted EBITDA Margin[2]	63.6%	60.8%	(280 bps)	61.1%	59.2%	(188 bps)
Figures in pesos at an average exchange rate of COP.236.6829 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

In 3Q23, ASUR's operations in Colombia reported an Operating Profit of Ps.315.4 million, compared to Ps.326.7 million in 3Q22. Operating margin was 46.5% in 3Q23 compared to an operating margin of 45.6% in 3Q22. Adjusted operating margin, which excludes the effect of IFRIC12 with respect to construction or improvements to concessioned assets, was 46.6% in 3Q23 compared to an adjusted operating margin of 45.7% in 3Q22.

EBITDA in 3Q23 was Ps.411.3 million resulting in an EBITDA margin of 60.6%. This compares to an EBITDA of Ps.455.2 million and an EBITDA margin of 63.5% in 3Q22.

The Adjusted EBITDA Margin, which excludes the effect of IFRIC12 with respect to the construction or improvements of the concessioned assets, was 60.8% in 3Q23, compared to an adjusted EBITDA margin of 63.6% in 3Q22, mainly reflecting the impact in passenger traffic and bad debt provisions resulting from the suspension of two local airlines in Colombia in 1Q23.

Colombia Capital Expenditures

During 3Q23, Airplan made capital investments of Ps.2.1 million compared to Ps.1.4 million in 3Q22. Accumulated capital investments for 9M23 amounted to Ps.8.8 million compared to Ps.3.1 million in 9M22.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues amounted to Ps.508.2 million in 3Q23.

ASUR 3Q23 Page 16 of 24

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 3Q23 Page 17 of 24

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA, Bradesco, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Intercam, Itau BBA Securities, JP Morgan, Jefferies, Punto Research, Santander, Scotiabank, Signum Research, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q23 Page 18 of 24

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Third Quarter		% Chg	Nine - Months		% Chg
		2022	2023		2022	2023
Domestic Traffic		5,104,858	5,710,008	11.9	13,369,220	15,759,432	17.9
CUN	Cancun	3,035,878	3,250,730	7.1	7,676,725	8,853,792	15.3
CZM	Cozumel	56,687	64,665	14.1	131,438	142,592	8.5
HUX	Huatulco	228,295	192,141	(15.8)	652,082	618,438	(5.2)
MID	Merida	728,051	832,876	14.4	1,945,353	2,445,615	25.7
MTT	Minatitlan	28,547	37,573	31.6	74,228	97,285	31.1
OAX	Oaxaca	282,758	410,747	45.3	773,972	1,075,145	38.9
TAP	Tapachula	119,589	143,588	20.1	354,214	390,730	10.3
VER	Veracruz	322,964	432,639	34.0	902,477	1,157,052	28.2
VSA	Villahermosa	302,089	345,049	14.2	858,731	978,783	14.0
International Traffic		5,029,177	5,000,213	(0.6)	15,602,696	16,721,911	7.2
CUN	Cancun	4,747,698	4,727,348	(0.4)	14,721,839	15,762,850	7.1
CZM	Cozumel	114,275	89,313	(21.8)	370,567	356,914	(3.7)
HUX	Huatulco	6,467	5,315	(17.8)	65,099	80,422	23.5
MID	Mérida	67,838	75,123	10.7	192,759	244,222	26.7
MTT	Minatitlan	4,061	2,297	(43.4)	9,541	6,245	(34.5)
OAX	Oaxaca	50,727	60,713	19.7	141,204	162,345	15.0
TAP	Tapachula	4,313	3,758	(12.9)	10,784	13,201	22.4
VER	Veracruz	26,641	28,386	6.6	70,317	74,717	6.3
VSA	Villahermosa	7,157	7,960	11.2	20,586	20,995	2.0
Total Traffic México		10,134,035	10,710,221	5.7	28,971,916	32,481,343	12.1
CUN	Cancun	7,783,576	7,978,078	2.5	22,398,564	24,616,642	9.9
CZM	Cozumel	170,962	153,978	(9.9)	502,005	499,506	(0.5)
HUX	Huatulco	234,762	197,456	(15.9)	717,181	698,860	(2.6)
MID	Merida	795,889	907,999	14.1	2,138,112	2,689,837	25.8
MTT	Minatitlan	32,608	39,870	22.3	83,769	103,530	23.6
OAX	Oaxaca	333,485	471,460	41.4	915,176	1,237,490	35.2
TAP	Tapachula	123,902	147,346	18.9	364,998	403,931	10.7
VER	Veracruz	349,605	461,025	31.9	972,794	1,231,769	26.6
VSA	Villahermosa	309,246	353,009	14.2	879,317	999,778	13.7

US Passenger Traffic, San Juan Airport (LMM)
		Third Quarter		% Chg	Nine - Months		% Chg
		2022	2023		2022	2023
SJU Total [1]		2,540,779	3,171,077	24.8	7,714,993	9,276,974	20.2
Domestic Traffic		2,286,307	2,811,581	23.0	7,041,345	8,304,336	17.9
International Traffic		254,472	359,496	41.3	673,648	972,638	44.4

Colombia, Passenger Traffic Airplan
		Third Quarter		% Chg	Nine - Months		% Chg
		2022	2023		2022	2023
Domestic Traffic		3,589,559	2,950,844	(17.8)	10,056,838	8,850,024	(12.0)
MDE	Medellín (Rio Negro)	2,663,250	2,163,768	(18.8)	7,450,389	6,572,034	(11.8)
EOH	Medellín	339,689	339,060	(0.2)	928,022	908,002	(2.2)
MTR	Montería	405,996	300,592	(26.0)	1,156,661	938,411	(18.9)
APO	Carepa	68,580	51,095	(25.5)	199,627	151,936	(23.9)
UIB	Quibdó	99,884	89,866	(10.0)	272,244	261,181	(4.1)
CZU	Corozal	12,160	6,463	(46.9)	49,895	18,460	(63.0)
International Traffic		779,776	785,457	0.7	1,991,429	2,161,205	8.5
MDE	Medellín (Rio Negro)	779,776	785,457	0.7	1,991,429	2,161,205	8.5
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		4,369,335	3,736,301	(14.5)	12,048,267	11,011,229	(8.6)
MDE	Medellín (Rio Negro)	3,443,026	2,949,225	(14.3)	9,441,818	8,733,239	(7.5)
EOH	Medellín	339,689	339,060	(0.2)	928,022	908,002	(2.2)
MTR	Montería	405,996	300,592	(26.0)	1,156,661	938,411	(18.9)
APO	Carepa	68,580	51,095	(25.5)	199,627	151,936	(23.9)
UIB	Quibdó	99,884	89,866	(10.0)	272,244	261,181	(4.1)
CZU	Corozal	12,160	6,463	(46.9)	49,895	18,460	(63.0)

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 3Q23 Page 19 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Commercial Spaces

ASUR Retail and Other Commercial Space Opened since September 30, 2022[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Wayan Natural Wear, S.A. de C.V.	Retail	July 2022
Ultra Boutique, S.A. de C.V.	Retail	August 2022
Comercializadora Lufra (FORZA MX)	Retail	August 2022
Hotelera Palace Resort	Other Revenues	September 2022
Global Lounge OP Mex, SA de CV	Other Revenues	December 2022
Cocos Caribe 770	Retail	December 2022
LL Mex, SA de CV	Car Rental	December 2022
Huatulco
Promotora de Espectáculos Deportivos SA de CV	Retail	April 2023
Mérida
Comercializadora PIU SA de CV	Retail	April 2023
Ultra Boutique SA de CV	Retail	May 2023
Plersa SA de CV	Retail	May 2023
Unión Masa México SA de CV	Retail	June 2023
Alquiladora de vehiculos automotores, SA de CV	Car Rental	July 2023
Oaxaca
Transportes Pochutla, SA de CV	Ground Transportation	January 2023
Turismo Gargo, SA de CV	Car Rental	February 2023
Rent A Matic Itza SA de CV	Car Rental	June 2023
SAN JUAN, PUERTO RICO
Clear Secure Inc	Other Revenues	November 2022
Udon	Food and Beverage	January 2023
Ocean Lab	Food and Beverage	April 2023
PR Arrivals Store	Duty Free	April 2023
COLOMBIA
Rionegro
Latam Airlines Peru S.A.	Other Revenues	November 2022
Girag S.A.	Other Revenues	November 2022
Arajet	Other Revenues	December 2022
Franquicias y Concesiones S.A	Food and Beverage	December 2022
Ramirez Arana Y Cia S.A.S.	Other Revenues	December 2022
Pamay 5 S.A.S	Car Rental	December 2022
Distribuciones y Licores Juanito S.A.S	Food and Beverage	December 2022
Lasa - Sociedad de Apoyos Aeronáuticos	Other Revenues	January 2023
Menzies Aviation Colombia S.A.S	Other Revenues	January 2023
Menzies Aviation Colombia S.A.S	Other Revenues	March 2023
Menzies Aviation Colombia S.A.S	Other Revenues	March 2023
Lasa - Sociedad de Apoyos Aeronáuticos	Other Revenues	March 2023
Golden Flight LTDA	Other Revenues	April 2023
Professional Aircraft Cleaning Services SAS	Other Revenues	May 2023
Asociación Colombiana de Exportadores de Flores	Other Revenues	May 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Global Lounge Colombia SAS	Other Revenues	June 2023
Renting T&T S.A.S	Car Rental	July 2023
Olaya Herrera
Escuela de Aviación Flying S.A.S	Other Revenues	November 2022
Colcharter IPS SAS	Other Revenues	December 2022
Franquicias y Concesiones S.A	Other Revenues	December 2022
CNV Volar S.A.S.	Food and Beverage	December 2022
Fondo de Valoración del Municipio de Medellín	Other Revenues	February 2023
Hector Antonio Velazquez Mira	Food and Beverage	March 2023
German Arango	Other Revenues	April 2023
Departamento de Antioquia	Other Revenues	May 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Moon Flight Services S.A.S	Other Revenues	May 2023
Clic Air S.A.	Other Revenues	June 2023
Los Halcones S.A.S.	Other Revenues	August 2023
Jorge Honorio Arroyave Soto	Other Revenues	September 2023
CNV Volar S.A.S.	Other Revenues	September 2023
Montería
Restcafe S A S	Food and Beverage	December 2022
Pacifica de Aviación S.A.S.	Other Revenues	February 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Aeropuerto DG S.A.S	Food and Beverage	June 2023
Distribuidora Doña Elena S.A.	Food and Beverage	June 2023
Corozal
Servicio Aéreo a Territorios Nacionales S.A	Other Revenues	November 2022
Carolina de las Mercedes Perez Aanaya	Food and Beverage	March 2023
Efectimedios S.A.S.	Other Revenues	March 2023
Quibdó
Efectimedios S.A.S.	Other Revenues	May 2023
Carepa
Satena	Other Revenues	January 2023
Efectimedios S.A.S.	Other Revenues	May 2023
Centro de Servicios
Grupo CDM S.A.S. ZOMAC	Retail	April 2023
Moon Flights S.A.S.	Other Revenues	June 2023
Icetex	Other Revenues	June 2023

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q23 Page 20 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	3Q 2022	3Q 2022 Per Workload Unit	3Q 2023	3Q 2023 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,944,588	246.1	1,979,947	245.3	1.8	(0.3)
Non-Aeronautical Revenues	1,494,453	189.1	1,497,050	185.4	0.2	(2.0)
Construction Services Revenues	102,423	13.0	47,596	5.9	(53.5)	(54.6)
Total Revenues	3,541,464	448.2	3,524,593	436.6	(0.5)	(2.6)
Operating Profit	2,430,757	307.6	2,381,474	295.0	(2.0)	(4.1)
EBITDA	2,585,106	327.1	2,552,796	316.2	(1.2)	(3.3)
Merida
Aeronautical Revenues	208,914	243.8	280,238	287.4	34.1	17.9
Non-Aeronautical Revenues	43,187	50.4	58,292	59.8	35.0	18.7
Construction Services Revenues	131,298	153.2	17,057	17.5	(87.0)	(88.6)
Other [2]	25	-	24	-	(4.0)	n/a
Total Revenues	383,424	447.4	355,611	364.7	(7.3)	(18.5)
Operating Profit	148,334	173.1	202,965	208.2	36.8	20.3
EBITDA	168,289	196.4	224,326	230.1	33.3	17.2
Villahermosa
Aeronautical Revenues	82,920	256.7	102,924	281.2	24.1	9.5
Non-Aeronautical Revenues	16,750	51.9	18,899	51.6	12.8	(0.6)
Construction Services Revenues	30,646	94.9	19,789	54.1	(35.4)	(43.0)
Other [2]	22	0.1	24	0.1	9.1	-
Total Revenues	130,338	403.6	141,636	387.0	8.7	(4.1)
Operating Profit	52,580	162.8	64,620	176.6	22.9	8.5
EBITDA	61,978	191.9	76,616	209.3	23.6	9.1
Other Airports [3]
Aeronautical Revenues	334,923	265.2	420,023	282.1	25.4	6.4
Non-Aeronautical Revenues	52,591	41.6	56,540	38.0	7.5	(8.7)
Construction Services Revenues	133,751	105.9	100,249	67.3	(25.0)	(36.4)
Other [2]	72	0.1	88	0.1	22.2	-
Total Revenues	521,337	412.8	576,900	387.5	10.7	(6.1)
Operating Profit	174,230	137.9	249,378	167.5	43.1	21.5
EBITDA	226,679	179.5	307,987	206.8	35.9	15.2
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	115,706	n/a	133,091	n/a	15.0	n/a
Total Revenues	115,706	n/a	133,091	n/a	15.0	n/a
Operating Profit	103,150	n/a	121,831	n/a	18.1	n/a
EBITDA	103,160	n/a	121,837	n/a	18.1	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(115,825)	n/a	(133,226)	n/a	15.0	n/a
Total Mexico
Aeronautical Revenues	2,571,345	248.5	2,783,132	255.3	8.2	2.7
Non-Aeronautical Revenues	1,606,981	155.3	1,630,781	149.6	1.5	(3.7)
Construction Services Revenues	398,118	38.5	184,691	16.9	(53.6)	(56.1)
Total Revenues	4,576,444	442.3	4,598,604	421.8	0.5	(4.6)
Operating Profit	2,909,051	281.2	3,020,268	277.0	3.8	(1.5)
EBITDA	3,145,211	304.0	3,283,562	301.2	4.4	(0.9)
San Juan Puerto Rico, US [5]
Aeronautical Revenues	531,194	n/a	499,347	n/a	(6.0)	n/a
Non-Aeronautical Revenues	412,748	n/a	443,749	n/a	7.5	n/a
Construction Services Revenues	57,603	n/a	118,659	n/a	106.0	n/a
Total Revenues	1,001,545	n/a	1,061,755	n/a	6.0	n/a
Operating Profit	460,327	n/a	342,894	n/a	(25.5)	n/a
EBITDA	466,602	n/a	503,561	n/a	7.9	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	545,687	n/a	508,210	n/a	(6.9)	n/a
Non-Aeronautical Revenues	169,683	n/a	167,974	n/a	(1.0)	n/a
Construction Services Revenues	1,445	n/a	2,308	n/a	59.7	n/a
Total Revenues	716,815	n/a	678,492	n/a	(5.3)	n/a
Operating Profit	326,748	n/a	315,372	n/a	(3.5)	n/a
EBITDA	455,202	n/a	411,329	n/a	(9.6)	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	3,648,226	n/a	3,790,689	n/a	3.9	n/a
Non-Aeronautical Revenues	2,189,412	n/a	2,242,504	n/a	2.4	n/a
Construction Services Revenues	457,166	n/a	305,658	n/a	(33.1)	n/a
Total Revenues	6,294,804	n/a	6,338,851	n/a	0.7	n/a
Operating Profit	3,696,126	n/a	3,678,534	n/a	(0.5)	n/a
EBITDA	4,067,015	n/a	4,198,452	n/a	3.2	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 3Q23.
[6] Reflects the results of operation of Airplan, Colombia for 3Q23.

ASUR 3Q23 Page 21 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to September 30, 2023 and 2022
Thousands of Mexican pesos

Item	9M	9M	%	3Q	3Q	%
	2022	2023	Chg	2022	2023	Chg
Revenues
Aeronautical Services	10,364,032	11,379,083	9.8	3,648,226	3,790,689	3.9
Non-Aeronautical Services	6,376,296	6,979,094	9.5	2,189,412	2,242,504	2.4
Construction Services	1,299,990	586,526	(54.9)	457,166	305,658	(33.1)
Total Revenues	18,040,318	18,944,703	5.0	6,294,804	6,338,851	0.7

Operating Expenses
Cost of Services	2,712,811	3,327,029	22.6	1,009,753	1,206,374	19.5
Cost of Construction	1,299,990	586,526	(54.9)	457,166	305,658	(33.1)
General and Administrative Expenses	216,170	237,213	9.7	74,040	83,647	13.0
Technical Assistance	474,194	537,168	13.3	165,391	172,423	4.3
Concession Fee	1,052,642	1,115,492	6.0	369,803	372,299	0.7
Depreciation and Amortization	1,526,990	1,545,013	1.2	522,826	519,916	(0.6)
Total Operating Expenses	7,282,797	7,348,441	0.9	2,598,979	2,660,317	2.4

Other Revenues	45,848		n/a	301		n/a

Operating Income	10,803,369	11,596,262	7.3	3,696,126	3,678,534	(0.5)

Comprehensive Financing Cost	(318,495)	(714,805)	124.4	(185,187)	143,027	(177.2)

Income from results of Joint Venture Accounted by the Equity Method		(6,275)	n/a		(6,275)	n/a

Income Before Income Taxes	10,484,874	10,875,182	3.7	3,510,939	3,815,286	8.7

Provision for Income Tax	2,444,047	2,675,802	9.5	844,248	969,514	14.8
Deferred Income Taxes	144,654	140,579	(2.8)	(11,684)	38,629	(430.6)

Net Income for the Year	7,896,173	8,058,801	2.1	2,678,375	2,807,143	4.8

Majority Net Income	7,425,328	7,666,605	3.2	2,546,504	2,709,532	6.4
Non-Controlling Interests	470,845	392,196	(16.7)	131,871	97,611	(26.0)

Earning per Share	24.7511	25.5554	3.2	8.4883	9.0318	6.4
Earning per American Depositary Share (in U.S. Dollars)	14.2144	14.6763	3.2	4.8748	5.1869	6.4
Exchange Rate per Dollar Ps.17.4127

ASUR 3Q23 Page 22 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of September 30, 2023 and December 31, 2022
Thousands of Mexican pesos

Item	September 2023	December 2022	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	16,917,191	13,174,991	3,742,200	28.4
Cash and Cash Equivalents Restricted	1,479,616	1,420,728	58,888	4.1
Accounts Receivable, net	1,757,728	2,541,923	(784,195)	(30.9)
Document Receivable	100,696	148,618	(47,922)	(32.2)
Recoverable Taxes and Other Current Assets	934,895	793,910	140,985	17.8
Total Current Assets	21,190,126	18,080,170	3,109,956	17.2

Non Current Assets
Machinery, Furniture and Equipment, net	167,304	171,004	(3,700)	(2.2)
Intangible Assets, Airport Concessions and Goodwill-Net	49,630,197	52,658,081	(3,027,884)	(5.8)
investment in Joint Venture	299,609	10,266	289,343	2,818.5
Total Assets	71,287,236	70,919,521	367,715	0.5

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	225,117	307,068	(81,951)	(26.7)
Bank Loans and Short Term Debt	1,117,461	1,869,996	(752,535)	(40.2)
Accrued Expenses and Others Payables	5,794,129	3,386,909	2,407,220	71.1
Total Current Liabilities	7,136,707	5,563,973	1,572,734	28.3

Long Term Liabilities
Bank Loans	2,624,380	3,442,804	(818,424)	(23.8)
Long Term Debt	8,644,664	9,891,961	(1,247,297)	(12.6)
Deferred Income Taxes	3,001,771	2,972,522	29,249	1.0
Employee Benefits	35,260	32,654	2,606	8.0
Total Long Term Liabilities	14,306,075	16,339,941	(2,033,866)	(12.4)

Total Liabilities	21,442,782	21,903,914	(461,132)	(2.1)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,542,227	2,285,392	256,835	11.2
Mayority Net Income for the Period	7,666,605	9,986,548	(2,319,943)	(23.2)
Cumulative Effect of Conversion of Foreign Currency	(1,480,361)	(717,910)	(762,451)	106
Retained Earnings	26,050,181	22,299,468	3,750,713	16.8
Non-Controlling interests	7,298,526	7,394,833	(96,307)	(1.3)
Total Stockholders' Equity	49,844,454	49,015,607	828,847	1.7

Total Liabilities and Stockholders' Equity	71,287,236	70,919,521	367,715	0.5
Exchange Rate per Dollar Ps.17.4127

ASUR 3Q23 Page 23 of 24

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow for the periods of January 1, to September 30, 2023 an 2022
Thousands of Mexican pesos

Item	9M	9M	%	3Q	3Q	%
	2022	2023	Chg	2022	2023	Chg
Operating Activities
Income Before Income Taxes	10,484,874	10,875,182	3.7	3,510,939	3,815,286	8.7

Depreciation and Amortization	1,526,990	1,545,013	1.2	522,826	519,916	(0.6)
Income from rResults of Joint Venture Accounted by the Equity Method		6,275	n/a		6,275	n/a
Interest Income	(263,143)	(856,499)	225.5	(108,646)	(294,769)	171.3
Interest Payables	544,313	866,115	59.1	297,384	278,445	(6.4)
Foreign Exchange Gain (loss), Net Unearned		708,251	n/a		(95,257)	n/a
Sub-Total	12,293,034	13,144,337	6.9	4,222,503	4,229,896	0.2
Trade Receivables	(3,375)	787,060	n/a	106,059	146,082	37.7
Recoverable Taxes and other Current Assets	(614,658)	37,023	n/a	21,284	84,645	297.7
Income Tax Paid	(1,759,632)	(2,894,823)	64.5	(655,904)	(791,616)	20.7
Trade Accounts Payable	380,167	(524,177)	n/a	88,644	(18,169)	n/a

Net Cash Flow Provided by Operating Activities	10,295,536	10,549,420	2.5	3,782,586	3,650,838	(3.5)

Investing Activities
Initial Recognition Cash Operadora	3,063		n/a	3,063		n/a
Loans Granted to Third Parties	(35,100)	47,922	n/a
Recovery Investment Joint Venture ADG Airport		6,802	n/a
Investment in Joint Venture ASUR Dominicana		(305,885)	n/a
Restricted Cash	(1,450,896)	(212,036)	(85.4)	(233,303)	(62,498)	(73.2)
Investments in Machinery, Furniture and Equipment, net	(1,300,909)	(663,277)	(49.0)	(548,227)	(367,356)	(33.0)
Interest Income	229,741	742,428	223.2	80,981	247,312	205.4

Net Cash Flow used by Investing Activities	(2,554,101)	(384,046)	(85.0)	(697,486)	(182,542)	(73.8)

Excess Cash to Use in Financing Activities	7,741,435	10,165,374	31.3	3,085,100	3,468,296	12.4

Bank Loans	4,069,700		n/a	4,069,700		n/a
Bank Loans Paid		(1,425,000)	n/a		(712,500)	n/a
Long Term Debt Paid	(1,070,644)	(201,245)	(81.2)	(107,109)	(101,459)	(5.3)
Interest Paid	(936,886)	(942,166)	0.6	(380,305)	(392,970)	3.3
Dividends Paid	(4,509,000)	(2,979,000)	(33.9)

Net Cash Flow used by Financing Activities	(2,446,830)	(5,547,411)	126.7	3,582,286	(1,206,929)	n/a

Net Increase in Cash and Cash Equivalents	5,294,605	4,617,963	(12.8)	6,667,386	2,261,367	(66.1)

Cash and Cash Equivalents at Beginning of Period	8,770,062	13,174,991	50.2	7,331,083	14,474,035	97.4

Exchange Gain on Cash and Cash Equivalents	(147,298)	(875,763)	494.6	(81,100)	181,789	n/a

Cash and Cash Equivalents at the End of Period	13,917,369	16,917,191	21.6	13,917,369	16,917,191	21.6

ASUR 3Q23 Page 24 of 24